July 30, 2009

Jay Zagger
Executive Vice President and CFO
3Com Corporation
350 Campus Drive
Marlborough, MA 01752

> **Re:** **3Com Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2008**
> **Filed July 25, 2008**
> **Form 8-K filed on December 18, 2008**
> **File No. 000-12867**

Dear Mr. Zagger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief